Exhibit 99.1

MiX Telematics Announces Financial Results for Second Quarter and First Half of Fiscal Year 2016

References in this announcement to “R” are to South African Rand and references to “U.S. Dollars” and “$” are to United States Dollars. Unless otherwise stated MiX Telematics has translated U.S. Dollar amounts from South African Rand at the exchange rate of R14.0282 per $1.00, which was the R/$ exchange rate reported by Oanda.com as at September 30, 2015.

Second quarter and first half highlights:

  Subscribers increased by 13% year over year, bringing the total to over 540,000 subscribers at September 30, 2015
  Second quarter subscription revenue of R285 million ($20 million), grew 18% year over year
  First half subscription revenue of R557 million ($40 million), grew 16% year over year
  Second quarter Adjusted EBITDA of R63 million ($5 million), representing an 18% Adjusted EBITDA margin
  First half Adjusted EBITDA of R129 million ($9 million), representing an 18% Adjusted EBITDA margin
  The Company has entered into a multi-year agreement with Halliburton (NYSE: HAL), to provide fleet management, safety and compliance solutions for Halliburton’s North American fleet of more than 15,000 vehicles. Roll-out of these units is expected to commence during the third quarter of fiscal 2016.

MIDRAND, South Africa--(BUSINESS WIRE)--November 5, 2015--MiX Telematics Limited (NYSE: MIXT, JSE: MIX), a leading global provider of fleet and mobile asset management solutions delivered as Software-as-a-Service (SaaS), today announced financial results for its second quarter and first half of fiscal year 2016, which ended September 30, 2015.

“We had a very solid quarter highlighted by subscription revenue growth of 18 percent, an adjusted EBITDA margin of 18 percent and operating cash flow of 72 million Rand for the quarter,” said Stefan Joselowitz, Chief Executive Officer of MiX Telematics. “We also added 18,000 net new subscribers, up over 60 percent from the prior quarter. Additionally, we continue to see strong uptake of our solutions in the bus and coach vertical globally and are seeing increased attachment of our MiX Vision add-on. We have built the industry’s largest global distribution capability and with our broad range of cloud-based solutions we remain confident we have what it takes to capitalize on the growing demand for fleet and mobile asset management solutions worldwide.”

Financial Performance for the three months ended September 30, 2015

Revenue: Total revenue was R358.3 million ($25.5 million), an increase of 2.1% compared to R351.0 million ($25.0 million) for the second quarter of fiscal year 2015. Subscription revenue was R284.9 million ($20.3 million), an increase of 17.8% compared with R241.8 million ($17.2 million) for the second quarter of fiscal year 2015. Growth in subscription revenue was driven primarily by an increase of over 62,000 subscribers, which resulted in an increase in subscribers of 12.9% from September 2014 to September 2015. Hardware and other revenue was R73.4 million ($5.2 million), a decrease of 32.8% compared to R109.2 million ($7.8 million) for the second quarter of fiscal year 2015.

Gross Margin: Gross profit was R241.2 million ($17.2 million), as compared to R240.1 million ($17.1 million) for the second quarter of fiscal year 2015. Gross profit margin was 67.3%, compared to 68.4% for the second quarter of fiscal year 2015.

Operating Margin: Operating profit was R27.2 million ($1.9 million), compared to R37.1 million ($2.6 million) for the second quarter of fiscal year 2015. Operating margin was 7.6%, compared to 10.6% for the second quarter of fiscal year 2015. The group has continued to invest in sales and marketing activities, particularly in the Americas segment, and as a result sales and marketing costs were 13.5% of revenue compared to 11.9% in the second quarter of fiscal 2015.

Adjusted EBITDA: Adjusted EBITDA, a non-IFRS measure, was R63.5 million ($4.5 million) compared to R71.4 million ($5.1 million) for the second quarter of fiscal year 2015. Adjusted EBITDA margin, a non-IFRS measure, for the second quarter of fiscal year 2016 was 17.7%, compared to 20.3% for the second quarter of fiscal year 2015.

Profit for the period and earnings per share: Profit for the period was R79.7 million ($5.7 million), compared to R48.9 million ($3.5 million) in the second quarter of fiscal year 2015. Profit for the period includes a net foreign exchange gain of R92.1 million ($6.6 million). The net foreign exchange gain includes R92.1 million ($6.6 million) related to a foreign exchange gain on the IPO proceeds which are maintained in U.S. Dollars and are therefore sensitive to R:$ exchange rate movements. Earnings per diluted ordinary share were 10 South African cents, compared to 6 South African cents in the second quarter of fiscal year 2015. For the second quarter of fiscal 2016, the calculation was based on diluted weighted average ordinary shares in issue of 799.2 million compared to 804.8 million diluted weighted average ordinary shares in issue during the second quarter of fiscal 2015.

The Company's effective tax rate for the quarter was 34.2% in comparison to 33.0% in the second quarter of fiscal 2015.

On a U.S. Dollar basis, and using the September 30, 2015 exchange rate of R14.0282 per U.S. Dollar, and at a ratio of 25 ordinary shares to one American Depositary Share ("ADS"), profit for the period was $5.7 million, or 18 U.S. cents per diluted ADS.

Adjusted earnings for the period and adjusted earnings per share: Adjusted earnings for the period, a non-IFRS measure, was R18.7 million ($1.3 million), compared to R26.4 million ($1.9 million) in the second quarter of the 2015 fiscal year and excludes a net foreign exchange gain of R92.1 million ($6.6 million). Adjusted earnings per diluted ordinary share, also a non-IFRS measure, were 2 South African cents, compared to 3 South African cents in the second quarter of fiscal year 2015.

On a U.S. Dollar basis, and using the September 30, 2015 exchange rate of R14.0282 per U.S. Dollar, and at a ratio of 25 ordinary shares to one ADS, adjusted earnings for the period was $1.3 million, or 4 U.S. cents per diluted ADS.

Statement of Financial Position and Cash Flow: At September 30, 2015, the Company had R885.9 million ($63.2 million) of net cash and cash equivalents, compared to R847.6 million ($60.4 million) at September 30, 2014. The Company generated R71.6 million ($5.1 million) in net cash from operating activities for the three months ended September 30, 2015 and invested R60.9 million ($4.3 million) in capital expenditures during the quarter, leading to free cash flow of R10.6 million ($0.8 million) for the second quarter of fiscal year 2016, compared with free cash flow of R23.2 million ($1.7 million) for the second quarter of fiscal year 2015. The Company utilized R171.4 million ($12.2 million) in financing activities, compared to R3.0 million ($0.2 million) generated during the second quarter of fiscal 2015. The cash utilized in financing activities includes share repurchases of R92.7 million ($6.6 million) and dividends paid of R79.2 million ($5.6 million).

An explanation of non-IFRS measures used in this press release is set out in the Non-IFRS financial measures section of this press release. A reconciliation of these non-IFRS measures to the most directly comparable IFRS measures is provided in the financial tables that accompany this release.

Financial Performance for the first half of fiscal year 2016

Revenue: Total revenue for the first half of fiscal year 2016 was R702.4 million ($50.1 million), an increase of 4.8% compared to R670.2 million ($47.8 million) for the first half of fiscal year 2015. Subscription revenue increased to R556.7 million ($39.7 million), up 16.4% from R478.4 million ($34.1 million) for the first half of fiscal year 2015. Subscription revenue growth was driven primarily by an increase of over 62,000 subscribers. Hardware and other revenue was R145.7 million ($10.4 million), compared to R191.8 million ($13.7 million) for the first half of fiscal year 2015.

Gross margin: Gross profit for the first half of fiscal year 2016 was R483.1 million ($34.4 million), an increase compared to R451.7 million ($32.2 million) for the first half of fiscal year 2015. Gross profit margin was 68.8%, up from 67.4% for the first half of fiscal year 2015. In the first half of fiscal 2016, subscription revenue, which generates a higher gross profit margin than hardware and other revenue, contributed 79.3% of total revenue compared to 71.4% in the first half of fiscal 2015.

Operating margin: Operating profit for the first half of fiscal year 2016 was R59.8 million ($4.3 million), compared to R59.7 million ($4.3 million) posted in the first half of fiscal year 2015. The operating margin for the first half of fiscal year 2016 was 8.5%, compared to the 8.9% posted in the first half of fiscal year 2015. Administration and other costs included costs arising from investigating strategic alternatives of R5.0 million ($0.4 million) in the first half of fiscal 2016 while the first half of fiscal year 2015 included non-recurring litigation costs of R8.6 million ($0.6 million).

Adjusted EBITDA: Adjusted EBITDA was R128.6 million ($9.2 million) compared to R124.1 million ($8.8 million) for the first half of fiscal year 2015. The Adjusted EBITDA margin for the first half of fiscal year 2016 was 18.3%, compared with 18.5% in the first half of fiscal year 2015.

Profit for the period and earnings per share: Profit for the first half of fiscal year 2016 was R110.8 million ($7.9 million), compared to R65.0 million ($4.6 million) in the first half of fiscal year 2015. Profit for the period includes a net foreign exchange gain of R103.1 million ($7.4 million). The net foreign exchange gain includes R102.9 million ($7.3 million ) relating to a foreign exchange gain on the IPO proceeds which are maintained in U.S. Dollars and are therefore sensitive to R:$ exchange rate movements. Earnings per diluted ordinary share were 14 South African cents, compared to 8 South African cents in the first half of fiscal year 2015. For the first half of fiscal year 2016, the calculation was based on diluted weighted average ordinary shares in issue of 801.4 million compared to 804.7 million diluted weighted average ordinary shares in issue during the first half of fiscal year 2015.

The Company's effective tax rate for the first half of fiscal year 2016 was 33.5% in comparison to 32.9% in the first half of fiscal year 2015.

Adjusted earnings for the period and adjusted earnings per share: Adjusted earnings for the first half of fiscal year 2016, a non-IFRS measure, was R42.4 million ($3.0 million), compared to R42.8 million ($3.1 million) in the first half of fiscal year 2015 and excludes a net foreign exchange gain of R103.1 million ($7.4 million). Adjusted earnings per diluted ordinary share were 5 South African cents, compared to 5 South African cents in the first half of fiscal year 2015.

On a U.S. Dollar basis, and using the September 30, 2015 exchange rate of R14.0282 per U.S. Dollar, and at a ratio of 25 ordinary shares to one ADS, adjusted earnings for the first half of fiscal year 2016 were $3.0 million, or 9 U.S. cents per diluted ADS, compared to $3.1 million, or 9 U.S. cents per diluted ADS in the first half of fiscal year 2015.

Cash Flow: The Company generated R106.8 million ($7.6 million) in net cash from operating activities for the first half of fiscal year 2016 and invested R99.2 million ($7.1 million) in capital expenditures during the period, leading to free cash flow of R7.6 million ($0.5 million) for the first half of fiscal year 2016, compared with free cash flow of R1.2 million ($0.1 million) for the first half of fiscal year 2015. The increase in free cash flow is primarily attributable to an increase in cash generated from operating activities.

Segment commentary for the first half of fiscal year 2016
Segment	Subscription Revenue Half-year 2016 R'000	% change on prior year	Total Revenue	Adjusted EBITDA Half-year 2016 R'000	% change on prior year	Adjusted EBITDA Margin Half-year 2016 R'000

Africa	351,354	16.0%	400,204	112,720	15.2%	28.2%
	The subscriber base has grown by 14.4% since September 30, 2014. This, together with the additional subscription revenue arising from the Compass acquisition in November 2014, resulted in subscription revenue growth of 16.0% which was the primary driver of revenue growth in the segment. Total revenue of R400.2 million ($28.5 million) increased by 17.2%. The region also performed well at an Adjusted EBITDA level, growing Adjusted EBITDA by R14.9 million ($1.1 million) or 15.2% and delivering an Adjusted EBITDA margin of 28.2%.
Europe	50,808	19.3%	74,717	1,931	(44.3%)	2.6%
	The region's subscriber base grew by 19.1% from September 30, 2014 and, in constant currency, subscription revenue growth was 14.8%. Total revenue declined on a constant currency basis by 11.7% due to lower hardware revenues compared to the first half of fiscal year 2015. In Rand terms total revenue was R74.7 million ($5.3 million) and the decline was only 8.9% due to the weakening of the Rand against the British Pound. Despite the decline in revenues, the region continued to report a positive Adjusted EBITDA margin.
Americas	52,878	13.2%	73,740	(12,039)	(1,055.4%)	(16.3%)
	The America’s segment subscriber base declined by 6.1% from September 30, 2014 due to customer fleet size contraction in the oil and gas vertical. Subscription revenue declined by 3.8% on a constant currency basis, while total revenue declined by 25.1% on a constant currency basis due primarily to lower hardware sales. The Americas have historically sold hardware and associated services into their oil & gas customers. For the first time we have seen two of these large customers re-sign their contracts but on a bundled basis, as well as the new Halliburton contract being a bundled services contract. These bundled deals are expected to drive subscription revenue growth in the second half of fiscal 2016. This has directly resulted in a reduction of hardware revenue. The region has strengthened its management and sales and distribution capacity in order to position itself for future growth.
Middle East and Australasia	93,396	17.0%	144,122	14,104	—	9.8%
	Subscribers increased by 9.6% from September 30, 2014. On a constant currency basis, revenue declined by 10.1% due to lower hardware sales. Due to Rand weakness, the decline in Rand terms was only 4.1%. The segment reported total revenue of R144.1 million ($10.3 million). Following restructuring activities in the second half of fiscal 2015 the region has returned to profitability and posted an adjusted EBITDA margin of 9.8% compared to negative 0.2% in the first half of fiscal 2015.
Brazil	7,821	31.9%	9,500	(4,936)	28.0%	(52.0%)

Subscribers increased by 30.1% since September 30, 2014 and subscription revenue, on a constant currency basis, increased by 63.9% due to an increase in the number of bundled subscriptions. On a constant currency basis, revenue declined by 2.9% following a decline in hardware revenues. A significant swing from upfront hardware sales to bundled deals has also been seen in this region. In Rand terms the strengthening of the Rand against the Brazilian Real was a major contributor to the reported revenue of R9.5 million ($0.7 million) declining by 21.8%. The Brazil operation has not yet reached critical mass and recorded an expected Adjusted EBITDA loss.

Central Services Organization ("CSO")	88,734	2.1%	209,234	52,759	(5.3%)	25.2%
	CSO is a central services organization that wholesales our products and services to our regional operations who, in turn, interface with our end-customers and distributors. CSO is also responsible for the development of our hardware and software platforms. CSO’s total revenue of R209.2 million ($14.9 million) grew by 9.3% and delivered an Adjusted EBITDA margin of 25.2%.

Business Outlook

MiX Telematics has translated U.S. Dollar amounts in this Business Outlook paragraph from South African Rand at the exchange rate of R13.7828 per $1.00, which was the R/$ exchange rate reported by Oanda.com as at November 3, 2015.

Based on information as of today, November 5, 2015, the Company is issuing the following financial guidance for the full 2016 fiscal year:

  Revenue - R1,440 million to R1,468 million ($104.5 million to $106.5 million), which would represent revenue growth of 4% to 6% compared to fiscal year 2015.
  Subscription revenue - R1,155 million to R1,172 million ($83.8 million to $85.0 million), which would represent subscription revenue growth of 16% to 17% compared to fiscal year 2015.
  Adjusted EBITDA - R278 million to R296 million ($20.2 million to $21.5 million), which would result in a decline of 2% at the lower end and 5% growth at the higher end compared to fiscal year 2015 Adjusted EBITDA, on the revised basis.
  Adjusted earnings per diluted ordinary share of 11.0 to 12.5 South African cents based on 788 million diluted ordinary shares in issue, and based on an effective tax rate of 31.0% to 35.0%. At a ratio of 25 ordinary shares to one ADS, this equates to adjusted earnings per diluted ADS of 20 to 23 U.S. cents.

For the third quarter of fiscal year 2016 the Company expects subscription revenue to be in the range of R294 million to R300 million ($21.3 million to $21.8 million) which would represent subscription revenue growth of 16% to 18% compared to the third quarter of fiscal year 2015.

The key assumptions used in deriving the forecast are as follows:

  Growth in subscription revenue and vehicles under subscription are based on expected growth rates related to market conditions and takes into account growth rates achieved previously.
  Achieving hardware sales according to expectations. Hardware sales are dependent on the volumes of bundled solutions selected by customers.

The forecast is the responsibility of the board of directors and has not been reviewed or reported on by the Company’s external auditors. The Company’s policy is to give guidance on a quarterly basis, if necessary, and does not update guidance between quarters.

The information disclosed in this “Business Outlook” paragraph complies with the disclosure requirements in terms of paragraph 8.38 of the JSE Listings Requirements which deals with profit forecasts.

Quarterly Reporting Policy in respect of JSE Listings Requirements

Following the listing of the Company’s ADSs on the New York Stock Exchange, the Company has adopted a quarterly reporting policy. As a result of such quarterly reporting the Company is, in terms of paragraph 3.4(b)(ix) of the JSE Listings Requirements, not required to publish trading statements in terms of paragraph 3.4(b)(i) to (viii) of the JSE Listings Requirements.

Conference Call Information

MiX Telematics management will also host a conference call and audio webcast at 8:00 a.m. (Eastern Standard Time) and 3:00 p.m. (South African Time) on November 5, 2015 to discuss the Company's financial results and current business outlook:

  The live webcast of the call will be available at the “Investor Information” page of the Company’s website, http://investor.mixtelematics.com.
  To access the call, dial 1-888-430-8705 (within the United States) or 0 800 999 558 (within South Africa) or 1-719-325-2428 (outside of the United States). The conference ID is 5383284.
  A replay of this conference call will be available for a limited time at 1-877-870-5176 (within the United States) or 1-858-384-5517 (within South Africa or outside of the United States). The replay conference ID is 5383284.
  A replay of the webcast will also be available for a limited time at http://investor.mixtelematics.com.

About MiX Telematics Limited

MiX Telematics is a leading global provider of fleet and mobile asset management solutions delivered as SaaS to customers in more than 120 countries. The Company’s products and services provide enterprise fleets, small fleets and consumers with solutions for safety, efficiency, risk and security. MiX Telematics was founded in 1996 and has offices in South Africa, the United Kingdom, the United States, Uganda, Brazil, Australia, Romania, Thailand and the United Arab Emirates as well as a network of more than 130 fleet partners worldwide. MiX Telematics shares are publicly traded on the Johannesburg Stock Exchange (JSE: MIX) and MiX Telematics American Depositary Shares are listed on the New York Stock Exchange (NYSE: MIXT). For more information visit www.mixtelematics.com.

Forward-Looking Statements

This press release includes certain “forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995, including without limitation, statements concerning our financial guidance for the third quarter and full year of fiscal year 2016, our position to execute on our growth strategy, and our ability to expand our leadership position. These forward-looking statements reflect our current views about our plans, intentions, expectations, strategies and prospects, which are based on the information currently available to us and on assumptions we have made. Actual results may differ materially from those described in the forward-looking statements and will be affected by a variety of risks and factors that are beyond our control including, without limitation, those described under the caption “Risk Factors” in the Company’s Annual Report on Form 20-F filed with the Securities and Exchange Commission (the "SEC") for the fiscal year ended March 31, 2015, as updated by other reports that the Company files with or furnishes to the SEC. The Company assumes no obligation to update any forward-looking statements contained in this press release as a result of new information, future events or otherwise.

Non-IFRS financial measures

Adjusted EBITDA

To provide investors with additional information regarding its financial results, the Company has disclosed within this press release, Adjusted EBITDA and Adjusted EBITDA margin. Adjusted EBITDA is a non-IFRS financial measure, it does not represent cash flows from operations for the periods indicated and should not be considered an alternative to net income as an indicator of the Company's results of operations or as an alternative to cash flows from operations as an indicator of liquidity. Adjusted EBITDA is defined as the profit for the period before income taxes, net interest income/(expense), depreciation of property, plant and equipment including capitalized customer in-vehicle devices, amortization of intangible assets including capitalized in-house development costs and intangible assets identified as part of a business combination, share-based compensation costs, transaction costs arising from the acquisition of a business or investigating strategic alternatives, restructuring costs, profits/(losses) on the disposal or impairments of assets or subsidiaries, insurance reimbursements relating to impaired assets, certain litigation costs and foreign exchange gains/(losses).

The Company has included Adjusted EBITDA and Adjusted EBITDA margin in this press release because they are key measures that the Company's management and Board of Directors use to understand and evaluate its core operating performance and trends; to prepare and approve its annual budget; and to develop short- and long-term operational plans. In particular, the exclusion of certain expenses in calculating Adjusted EBITDA and Adjusted EBITDA margin can provide a useful measure for period-to-period comparisons of the Company's core business. Accordingly, the Company believes that Adjusted EBITDA and Adjusted EBITDA margin provides useful information to investors and others in understanding and evaluating its operating results.

The Company's use of Adjusted EBITDA has limitations as an analytical tool, and you should not consider this performance measure in isolation from or as a substitute for analysis of the Company's results as reported under IFRS. Some of these limitations are:

  although depreciation and amortization are non-cash charges, the assets being depreciated and amortized may have to be replaced in the future, and Adjusted EBITDA does not reflect cash capital expenditure requirements for such replacements or for new capital expenditure requirements;
  Adjusted EBITDA does not reflect changes in, or cash requirements for, the Company's working capital needs;
  Adjusted EBITDA does not consider the potentially dilutive impact of equity-based compensation;
  Adjusted EBITDA does not reflect tax payments that may represent a reduction in cash available to the Company; and
  other companies, including companies in the Company's industry, may calculate Adjusted EBITDA differently, which reduces its usefulness as a comparative measure.

Because of these limitations, you should consider Adjusted EBITDA alongside other financial performance measures, including operating profit, profit for the year and the Company's other results.

Headline Earnings

Headline earnings is a profit measure required for JSE-listed companies as defined by the South African Institute of Chartered Accountants. The profit measure is determined by taking the profit for the year prior to separately identifiable re-measurements of the carrying amount of an asset or liability that arose after the initial recognition of such asset or liability net of related tax (both current and deferred) and related non-controlling interest. A reconciliation of headline earnings to profit for the period has been included in the financial results section of this announcement.

Adjusted Earnings and Adjusted Earnings Per Share

Adjusted earnings per share is defined as profit attributable to owners of the parent, MiX Telematics Limited, excluding net foreign exchange gains/(losses) net of tax, divided by the weighted average number of ordinary shares in issue during the period.

We have included Adjusted earnings per share in this press release because it provides a useful measure for period-to-period comparisons of the Company's core business by excluding net foreign exchange gains/(losses) from earnings. Accordingly, we believe that Adjusted earnings per share provides useful information to investors and others in understanding and evaluating the Company's operating results.

Free cash flow

Free cash flow is determined as net cash generated from operating activities less capital expenditure per investing activities.

CONDENSED CONSOLIDATED INCOME STATEMENTS
South African Rand	Six months ended	Six months ended	Three months ended	Three months ended
Figures are in thousands unless otherwise stated	September 30,	September 30,	September 30,	September 30,
	2015	2014	2015	2014
	Unaudited	Unaudited	Unaudited	Unaudited

Revenue	702,382	670,210	358,254	351,000
Cost of sales	(219,280)	(218,559)	(117,034)	(110,931)
Gross profit	483,102	451,651	241,220	240,069
Other income/(expenses) - net	343	784	941	215
Operating expenses	(423,675)	(392,767)	(214,958)	(203,144)
-Sales and marketing	(94,884)	(86,938)	(48,303)	(41,632)
-Administration and other charges	(328,791)	(305,829)	(166,655)	(161,512)
Operating profit	59,770	59,668	27,203	37,140
Finance income/(costs) - net	106,840	37,213	93,883	35,897
-Finance income	107,627	38,582	94,316	36,699
-Finance costs	(787)	(1,369)	(433)	(802)
Profit before taxation	166,610	96,881	121,086	73,037
Taxation	(55,814)	(31,874)	(41,361)	(24,089)
Profit for the period	110,796	65,007	79,725	48,948

Attributable to:
Owners of the parent	111,120	65,191	79,882	49,109
Non-controlling interests	(324)	(184)	(157)	(161)
	110,796	65,007	79,725	48,948

Attributable earnings per share
-basic (R)	0.14	0.08	0.10	0.06
-diluted (R)	0.14	0.08	0.10	0.06

Earnings per American Depositary Share
-basic (R)	3.51	2.07	2.53	1.56
-diluted (R)	3.47	2.03	2.50	1.53

Ordinary shares ('000)[1]
-in issue at September 30	763,976	790,788	763,976	790,788
-weighted average	790,782	786,468	788,748	788,220
-diluted weighted average	801,435	804,660	799,226	804,825

Weighted average American Depositary Shares ('000)[1]
-in issue at September 30	30,559	31,632	30,559	31,632
-weighted average	31,631	31,459	31,550	31,529
-diluted weighted average	32,057	32,186	31,969	32,193

1 Excludes 29,348,850 treasury shares held in MIX Telematics Investments Proprietary Limited (September 2014: Nil) and 250,000 held in terms of the TeliMatrix Group Executive Incentive Scheme (the "Plan") on behalf of a plan participant (September 2014: Nil).

CONDENSED CONSOLIDATED INCOME STATEMENTS
United States Dollar	Six months ended	Six months ended	Three months ended	Three months ended
Figures are in thousands unless otherwise stated	September 30,	September 30,	September 30,	September 30,
	2015	2014	2015	2014
	Unaudited	Unaudited	Unaudited	Unaudited

Revenue	50,069	47,776	25,538	25,021
Cost of sales	(15,631)	(15,580)	(8,343)	(7,908)
Gross profit	34,438	32,196	17,195	17,113
Other income/(expenses) - net	24	56	67	15
Operating expenses	(30,202)	(27,998)	(15,323)	(14,481)
-Sales and marketing	(6,764)	(6,197)	(3,443)	(2,968)
-Administration and other charges	(23,438)	(21,801)	(11,880)	(11,513)
Operating profit	4,260	4,254	1,939	2,647
Finance income/(costs) - net	7,616	2,652	6,692	2,559
-Finance income	7,672	2,750	6,723	2,616
-Finance costs	(56)	(98)	(31)	(57)
Profit before taxation	11,876	6,906	8,631	5,206
Taxation	(3,978)	(2,272)	(2,948)	(1,717)
Profit for the period	7,898	4,634	5,683	3,489

Attributable to:
Owners of the parent	7,921	4,647	5,694	3,501
Non-controlling interests	(23)	(13)	(11)	(12)
	7,898	4,634	5,683	3,489

Attributable earnings per share
-basic ($)	0.01	0.01	0.01	#
-diluted ($)	0.01	0.01	0.01	#

Earnings per American Depositary Share
-basic ($)	0.25	0.15	0.18	0.11
-diluted ($)	0.25	0.14	0.18	0.11

Ordinary shares ('000)[1]
-in issue at September 30	763,976	790,788	763,976	790,788
-weighted average	790,782	786,468	788,748	788,220
-diluted weighted average	801,435	804,660	799,226	804,825

Weighted average American Depositary Shares ('000)[1]
-in issue at September 30	30,559	31,632	30,559	31,632
-weighted average	31,631	31,459	31,550	31,529
-diluted weighted average	32,057	32,186	31,969	32,193

# Amounts less than $0.01

1 Excludes 29,348,850 treasury shares held in MIX Telematics Investments Proprietary Limited (September 2014: Nil) and 250,000 held in terms of the Plan on behalf of a plan participant (September 2014: Nil).

CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
	South African Rand		United States Dollar
	Six months ended	Six months ended	Six months ended	Six months ended
Figures are in thousands unless otherwise stated	September 30,	September 30,	September 30,	September 30,
	2015	2014	2015	2014
	Unaudited	Unaudited	Unaudited	Unaudited

Profit for the period	110,796	65,007	7,898	4,634
Other comprehensive income:
Items that may be subsequently reclassified to profit or loss
Exchange differences on translating foreign operations	55,694	14,831	3,970	1,057
Attributable to owners of the parent	55,578	14,831	3,962	1,057
Attributable to non-controlling interests	116	—	8	—
Exchange differences on net investments in foreign operations	11,351	3,661	809	261
Taxation relating to components of other comprehensive income	(587)	291	(42)	21
Other comprehensive income for the period, net of tax	66,458	18,783	4,737	1,339
Total comprehensive income for the period	177,254	83,790	12,635	5,973

Attributable to:
Owners of the parent	177,462	83,974	12,650	5,986
Non-controlling interests	(208)	(184)	(15)	(13)
Total comprehensive income for the period	177,254	83,790	12,635	5,973

HEADLINE EARNINGS
Reconciliation of headline earnings
	South African Rand		United States Dollar
	Six months ended	Six months ended	Six months ended	Six months ended
Figures are in thousands unless otherwise stated	September 30,	September 30,	September 30,	September 30,
	2015	2014	2015	2014
	Unaudited	Unaudited	Unaudited	Unaudited

Profit for the period attributable to owners of the parent	111,120	65,191	7,921	4,647
Adjusted for:
(Loss)/profit on disposal of property, plant and equipment and intangible assets	(116)	126	(8)	9
Impairment of property, plant and equipment (note 4)	—	649	—	46
Impairment of product development costs capitalized (note 4)	—	456	—	33
Income tax effect on the above components	16	(343)	1	(24)
Headline earnings attributable to owners of the parent	111,020	66,079	7,914	4,711
Headline earnings
Headline earnings per share
-basic (R/$)	0.14	0.08	0.01	0.01
-diluted (R/$)	0.14	0.08	0.01	0.01

Headline earnings per American Depositary Share
-basic (R/$)	3.51	2.10	0.25	0.15
-diluted (R/$)	3.46	2.05	0.25	0.15

ADJUSTED EARNINGS
Reconciliation of adjusted earnings
South African Rand	Six months ended	Six months ended	Three months ended	Three months ended
Figures are in thousands unless otherwise stated	September 30,	September 30,	September 30,	September 30,
	2015	2014	2015	2014
	Unaudited	Unaudited	Unaudited	Unaudited

Profit for the period attributable to owners of the parent	111,120	65,191	79,882	49,109
Net foreign exchange gains	(103,138)	(33,980)	(92,094)	(34,164)
Income tax effect on the above component	34,442	11,630	30,960	11,502
Adjusted earnings attributable to owners of the parent	42,424	42,841	18,748	26,447

Adjusted earnings
Attributable adjusted earnings per share
-basic (R)	0.05	0.05	0.02	0.03
-diluted (R)	0.05	0.05	0.02	0.03

Adjusted earnings per American Depositary Share
-basic (R)	1.34	1.36	0.59	0.84
-diluted (R)	1.32	1.33	0.59	0.82

United States Dollar
Figures are in thousands unless otherwise stated
Profit for the period attributable to owners of the parent	7,921	4,647	5,694	3,501
Net foreign exchange gains	(7,352)	(2,422)	(6,565)	(2,435)
Income tax effect on the above component	2,455	829	2,207	820
Adjusted earnings attributable to owners of the parent	3,024	3,054	1,336	1,886

Attributable adjusted earnings per share
-basic ($)	#	#	#	#
-diluted ($)	#	#	#	#

Adjusted earnings per American Depositary Share
-basic ($)	0.10	0.10	0.04	0.06
-diluted ($)	0.09	0.09	0.04	0.06
# Amounts less than $0.01

CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
	South African Rand		United States Dollar
Figures are in thousands unless otherwise stated	September 30,	March 31,	September 30,	March 31,
	2015	2015	2015	2015
	Unaudited	Audited	Unaudited	Unaudited

ASSETS
Non-current assets
Property, plant and equipment	168,925	135,844	12,042	9,684
Intangible assets	823,754	778,518	58,721	55,497
Available-for-sale financial asset	—	—	—	—
Finance lease receivable	413	1,002	29	71
Deferred tax assets	34,955	23,607	2,492	1,683
Total non-current assets	1,028,047	938,971	73,284	66,935

Current assets
Inventory	52,467	38,934	3,740	2,775
Trade and other receivables	280,579	261,574	20,001	18,646
Finance lease receivable	3,789	5,607	270	400
Taxation	11,309	7,602	806	542
Restricted cash	12,739	30,539	908	2,178
Cash and cash equivalents	934,529	945,381	66,618	67,392
Total current assets	1,295,412	1,289,637	92,343	91,933
Total assets	2,323,459	2,228,608	165,627	158,868

EQUITY
Stated capital (note 6)	1,344,864	1,436,993	95,869	102,436
Other reserves	47,886	(21,894)	3,414	(1,560)
Retained earnings	482,172	450,347	34,371	32,103
Equity attributable to owners of the parent	1,874,922	1,865,446	133,654	132,979
Non-controlling interest	(1,082)	(874)	(78)	(63)
Total equity	1,873,840	1,864,572	133,576	132,916

LIABILITIES
Non-current liabilities
Borrowings	373	1,104	27	79
Deferred tax liabilities	104,173	63,425	7,426	4,521
Provisions	4,743	4,005	338	285
Share-based payment liability	1,794	1,950	128	139
Total non-current liabilities	111,083	70,484	7,919	5,024

Current liabilities
Trade and other payables	263,058	247,361	18,751	17,635
Borrowings	1,426	1,399	102	100
Taxation	344	3,586	25	255
Provisions	25,066	23,240	1,787	1,657
Bank overdraft	48,642	17,966	3,467	1,281
Total current liabilities	338,536	293,552	24,132	20,928
Total liabilities	449,619	364,036	32,051	25,952
Total equity and liabilities	2,323,459	2,228,608	165,627	158,868
Net cash (note 7)	884,088	924,912	63,022	65,932
Net asset value per share (R/$)	2.45	2.35	0.17	0.17
Net tangible asset value per share (R/$)	1.38	1.37	0.10	0.10

Capital expenditure
-incurred	105,952	125,429	7,553	8,941
-authorized but not spent	85,520	64,175	6,096	4,575

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
	South African Rand		United States Dollar
Figures are in thousands unless otherwise stated	Six months ended September 30, 2015 Unaudited	Six months ended September 30, 2014 Unaudited	Six months ended September 30, 2015 Unaudited	Six months ended September 30, 2014 Unaudited
Operating activities
Cash generated from operations	136,634	92,955	9,740	6,626
Net financing income	3,632	3,151	259	225
Taxation paid	(33,513)	(28,844)	(2,389)	(2,056)
Net cash generated from operating activities	106,753	67,262	7,610	4,795
Cash flows from investing activities
Capital expenditure	(99,195)	(66,095)	(7,071)	(4,712)
Deferred consideration paid	(664)	(608)	(47)	(43)
Proceeds on sale of property, plant and equipment and intangible assets	420	397	30	28
Contingent consideration paid (note 12)	(18,000)	—	(1,283)	—
Decrease/(increase) in restricted cash	18,845	(3,009)	1,343	(214)
Net cash used in investing activities	(98,594)	(69,315)	(7,028)	(4,941)

Cash flows from financing activities
Proceeds from issuance of ordinary shares	555	5,783	40	412
Share repurchase (note 8)	(92,684)	—	(6,607)	—
Repayment of borrowings	(41)	—	(3)	—
Dividends paid	(79,193)	—	(5,645)	—
Net cash (utilized)/generated from financing activities	(171,363)	5,783	(12,215)	412
Net (decrease)/increase in cash and cash equivalents	(163,204)	3,730	(11,633)	266

Net cash and cash equivalents at the beginning of the period	927,415	802,639	66,111	57,216
Exchange gains on cash and cash equivalents	121,676	41,239	8,673	2,940
Net cash and cash equivalents at the end of the period	885,887	847,608	63,151	60,422

FREE CASH FLOW
Reconciliation of free cash flow to net cash generated from operating activities
	Six months ended	Six months ended	Three months ended	Three months ended
South African Rand	September 30,	September 30,	September 30,	September 30,
Figures are in thousands unless otherwise stated	2015	2014	2015	2014
	Unaudited	Unaudited	Unaudited	Unaudited

Net cash generated from operating activities	106,753	67,262	71,562	61,133
Capital expenditure payments	(99,195)	(66,095)	(60,918)	(37,898)
Free cash flow	7,558	1,167	10,644	23,235

United States Dollar
Figures are in thousands unless otherwise stated

Net cash generated from operating activities	7,610	4,795	5,101	4,358
Capital expenditure payments	(7,071)	(4,712)	(4,343)	(2,702)
Free cash flow	539	83	758	1,656

CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
	Attributable to owners of the parent
South African Rand Figures are in thousands unless otherwise stated	Stated capital	Other reserves	Retained earnings	Total	Non- controlling interest	Total equity

Balance at April 1, 2014 (Audited)	1,429,250	(58,335)	300,725	1,671,640	(10)	1,671,630

Total comprehensive income	—	18,783	65,191	83,974	(184)	83,790
Profit for the period	—	—	65,191	65,191	(184)	65,007
Other comprehensive income	—	18,783	—	18,783	—	18,783

Transactions with owners	5,783	2,791	—	8,574	(457)	8,117
Shares issued in relation to share options exercised	5,783	—	—	5,783	—	5,783
Share-based payment	—	2,334	—	2,334	—	2,334
Transactions with non-controlling interests	—	457	—	457	(457)	—

Balance at September 30, 2014 (Unaudited)	1,435,033	(36,761)	365,916	1,764,188	(651)	1,763,537

Total comprehensive income	—	11,981	84,431	96,412	(223)	96,189
Profit for the period	—	—	84,431	84,431	(422)	84,009
Other comprehensive income	—	11,981	—	11,981	199	12,180

Transactions with owners	1,960	2,886	—	4,846	—	4,846
Shares issued in relation to share options exercised	1,960	—	—	1,960	—	1,960
Share-based payment	—	2,886	—	2,886	—	2,886

Balance at March 31, 2015 (Audited)	1,436,993	(21,894)	450,347	1,865,446	(874)	1,864,572

Total comprehensive income	—	66,342	111,120	177,462	(208)	177,254
Profit for the period	—	—	111,120	111,120	(324)	110,796
Other comprehensive income	—	66,342	—	66,342	116	66,458

Transactions with owners	(92,129)	3,438	(79,295)	(167,986)	—	(167,986)
Shares issued in relation to share options exercised	555	—	—	555	—	555
Share-based payment	—	3,438	—	3,438	—	3,438
Dividends declared of 8 and 2 cents per share (note 9)	—	—	(79,295)	(79,295)	—	(79,295)
Share repurchase (note 8)	(92,684)	—	—	(92,684)	—	(92,684)

Balance at September 30, 2015 (Unaudited)	1,344,864	47,886	482,172	1,874,922	(1,082)	1,873,840

MIX TELEMATICS LIMITED
CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
	Attributable to owners of the parent
United States Dollar Figures are in thousands unless otherwise stated	Stated capital	Other reserves	Retained earnings	Total	Non- controlling interest	Total equity

Balance at April 1, 2014 (Unaudited)	101,884	(4,158)	21,437	119,163	(1)	119,162

Total comprehensive income	—	1,339	4,647	5,986	(13)	5,973
Profit for the period	—	—	4,647	4,647	(13)	4,634
Other comprehensive income	—	1,339	—	1,339	—	1,339

Transactions with owners	412	199	—	611	(33)	578
Shares issued in relation to share options exercised	412	—	—	412	—	412
Share-based payment	—	166	—	166	—	166
Transactions with non-controlling interests	—	33	—	33	(33)	—

Balance at September 30, 2014 (Unaudited)	102,296	(2,620)	26,084	125,760	(47)	125,713

Total comprehensive income	—	854	6,019	6,873	(16)	6,857
Profit for the period	—	—	6,019	6,019	(30)	5,989
Other comprehensive income	—	854	—	854	14	868

Transactions with owners	140	206	—	346	—	346
Shares issued in relation to share options exercised	140	—	—	140	—	140
Share-based payment	—	206	—	206	—	206

Balance at March 31, 2015 (Unaudited)	102,436	(1,560)	32,103	132,979	(63)	132,916

Total comprehensive income	—	4,729	7,921	12,650	(15)	12,635
Profit for the period	—	—	7,921	7,921	(23)	7,898
Other comprehensive income	—	4,729	—	4,729	8	4,737

Transactions with owners	(6,567)	245	(5,653)	(11,975)	—	(11,975)
Shares issued in relation to share options exercised	40	—	—	40	—	40
Share-based payment	—	245	—	245	—	245
Dividends declared of 0.6 and 0.1 cents per share (note 9)	—	—	(5,653)	(5,653)	—	(5,653)
Share repurchase (note 8)	(6,607)	—	—	(6,607)	—	(6,607)

Balance at September 30, 2015 (Unaudited)	95,869	3,414	34,371	133,654	(78)	133,576

NOTES TO CONDENSED CONSOLIDATED FINANCIAL RESULTS

1. Basis of preparation and accounting policies

Condensed unaudited Group interim financial results for the half year ended September 30, 2015

These condensed unaudited Group interim financial results for the half year ended September 30, 2015 have been prepared in accordance with International Financial Reporting Standard (IAS) 34: Interim financial reporting, the SAICA Financial Reporting Guides as issued by the Accounting Practices Committee, Financial Pronouncements as issued by the Financial Reporting Standards Council (FRSC), the JSE Listings Requirements and the requirements of the South African Companies Act, No 71 of 2008. The interim financial results have not been audited or reviewed by the Group’s external auditors.

The condensed unaudited Group interim financial results do not include all the information and disclosures required in the annual financial statements and should be read in conjunction with the Group’s annual financial statements for the year ended March 31, 2015, which have been prepared in accordance with IFRS. Amendments to IFRSs effective for the fiscal year ending March 31, 2016 are not expected to have a material impact on the Group.

The preparation of interim financial results requires management to make judgements, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities, income and expenses. In preparing these condensed interim financial results, the significant judgements made by management in applying the Group’s accounting policies and the key sources of estimation and uncertainty were the same as those applied to the consolidated financial statements for the year ended March 31, 2015.

The Group’s condensed unaudited Group interim financial results were prepared under the supervision of the Group Chief Financial Officer, ML Pydigadu CA(SA).

Financial results for the second quarter of fiscal year 2016

In addition to the Group’s interim financial results for the half year ended September 30, 2015, additional financial information in respect of the second quarter of fiscal year 2016 has been presented together with the relevant comparative information. The quarterly information comprises a condensed consolidated income statement, a reconciliation of adjusted earnings to profit for the period, a reconciliation of Adjusted EBITDA to profit for the period (note 4) and other financial and operating data (note 13).

The accounting policies used in preparing the financial results for the second quarter of fiscal year 2016 are consistent in all material respects with those applied in the preparation of the Group’s annual financial statements for the year ended March 31, 2015.

The quarterly financial results have not been audited or reviewed by the Group’s external auditors.

The condensed unaudited Group quarterly financial results do not include all the information and disclosures required in the annual financial statements and should be read in conjunction with the Group’s annual financial statements for the year ended March 31, 2015, which have been prepared in accordance with IFRS.

Presentation currency and convenience translation

The Group’s presentation currency is South African Rand. In addition to presenting these interim financial results in South African Rand, supplementary information in U.S. Dollars has been prepared for the convenience of users of the Group interim financial results. Unless otherwise stated, the Group has translated U.S. Dollar amounts from South African Rand at the exchange rate of R14.0282 per $1.00, which was the R/$ exchange rate reported by Oanda.com as at September 30, 2015. The U.S. Dollar figures may not compute as they are rounded independently.

2. Accounting policies

The accounting policies are consistent in all material respects with those applied in the preparation of the annual financial statements for the year ended March 31, 2015.

3. Segment information

During the period under review, the Adjusted EBITDA definition was amended to exclude all foreign exchange gains/losses. The amended measure is the profit measure reviewed by the chief operating decision maker ("CODM"). Prior year figures have been restated to reflect this change. A reconciliation of Adjusted EBITDA to operating profit is set out in note 4.

Subscription revenue, which is a key metric reviewed by the CODM, has been included in the segment presentation for the current and comparative periods.

South African Rand Figures are in thousands unless otherwise stated	Subscription revenue	Hardware and other revenue	Total revenue	Inter- segment revenue	Adjusted EBITDA	Assets

Six months ended September 30, 2015 (unaudited)
Africa	351,354	48,850	400,204	—	112,720	566,927
Europe	50,808	23,909	74,717	—	1,931	100,936
Americas	52,878	20,862	73,740	—	(12,039)	95,905
Middle East and Australasia	93,396	50,726	144,122	(312)	14,104	214,930
Brazil	7,821	1,679	9,500	—	(4,936)	19,358
Central Services Organization	88,734	120,500	209,234	(208,823)	52,759	326,434
Total	644,991	266,526	911,517	(209,135)	164,539	1,324,490
Corporate and consolidation entries	—	—	—	—	(35,985)	1,312,316
Inter-segment elimination	(88,323)	(120,812)	(209,135)	209,135	—	(313,347)
Total	556,668	145,714	702,382	—	128,554	2,323,459

Six months ended September 30, 2014 (unaudited)	Subscription revenue	Hardware and other revenue	Total revenue	Inter- segment revenue	Adjusted EBITDA: Restated	Assets
Africa	302,841	38,754	341,595	—	97,864	420,375
Europe	42,577	39,440	82,017	(293)	3,467	86,993
Americas	46,701	36,932	83,633	—	(1,042)	83,972
Middle East and Australasia	79,793	70,441	150,234	(12)	(309)	162,890
Brazil	5,928	6,224	12,152	(5)	(6,860)	12,111
Central Services Organization	86,881	104,510	191,391	(190,502)	55,705	306,699
Total	564,721	296,301	861,022	(190,812)	148,825	1,073,040
Corporate and consolidation entries	—	—	—	—	(24,715)	1,265,509
Inter-segment elimination	(86,339)	(104,473)	(190,812)	190,812	—	(223,024)
Total	478,382	191,828	670,210	—	124,110	2,115,525

3. Segment information (continued)
United States Dollar Figures are in thousands unless otherwise stated	Subscription revenue	Hardware and other revenue	Total revenue	Inter- segment revenue	Adjusted EBITDA	Assets

Six months ended September 30, 2015 (unaudited)
Africa	25,046	3,483	28,529	—	8,035	40,413
Europe	3,622	1,704	5,326	—	138	7,195
Americas	3,769	1,488	5,257	—	(859)	6,837
Middle East and Australasia	6,658	3,616	10,274	(22)	1,005	15,321
Brazil	558	119	677	—	(352)	1,380
Central Services Organization	6,325	8,590	14,915	(14,887)	3,761	23,270
Total	45,978	19,000	64,978	(14,909)	11,728	94,416
Corporate and consolidation entries	—	—	—	—	(2,565)	93,548
Inter-segment elimination	(6,296)	(8,613)	(14,909)	14,909	—	(22,337)
Total	39,682	10,387	50,069	—	9,163	165,627

Six months ended September 30, 2014 (unaudited)	Subscription revenue	Hardware and other revenue	Total revenue	Inter- segment revenue	Adjusted EBITDA: Restated	Assets
Africa	21,588	2,763	24,351	—	6,976	29,966
Europe	3,035	2,812	5,847	(21)	247	6,201
Americas	3,329	2,633	5,962	—	(75)	5,986
Middle East and Australasia	5,688	5,021	10,709	(1)	(22)	11,612
Brazil	423	443	866	*	(489)	863
Central Services Organization	6,193	7,450	13,643	(13,580)	3,971	21,863
Total	40,256	21,122	61,378	(13,602)	10,608	76,491
Corporate and consolidation entries	—	—	—	—	(1,762)	90,212
Inter-segment elimination	(6,155)	(7,447)	(13,602)	13,602	—	(15,898)
Total	34,101	13,675	47,776	—	8,846	150,805
* Amounts less than $1,000

3. Segment information (continued)
The prior year segment information has been amended to conform with the current year presentation as follows:

South African Rand Figures are in thousands unless otherwise stated	Adjusted EBITDA: As previously reported	Realized foreign exchange (gains)/losses	Adjusted EBITDA: Restated

Six months ended September 30, 2014 (unaudited)
Africa	97,788	76	97,864
Europe	2,675	792	3,467
Americas	(1,061)	19	(1,042)
Middle East and Australasia	(798)	489	(309)
Brazil	(6,897)	37	(6,860)
Central Services Organization	55,804	(99)	55,705
Total	147,511	1,314	148,825
Corporate and consolidation entries	(24,767)	52	(24,715)
Inter-segment elimination	—	—	—
Total	122,744	1,366	124,110

United States Dollar Figures are in thousands unless otherwise stated
Africa	6,971	5	6,976
Europe	191	56	247
Americas	(76)	1	(75)
Middle East and Australasia	(57)	35	(22)
Brazil	(492)	3	(489)
Central Services Organization	3,978	(7)	3,971
Total	10,515	93	10,608
Corporate and consolidation entries	(1,766)	4	(1,762)
Inter-segment elimination	—	—	—
Total	8,749	97	8,846

4. Reconciliation of Adjusted EBITDA to Profit for the Period
South African Rand	Six months ended	Six months ended	Three months ended	Three months ended
Figures are in thousands unless otherwise stated	September 30,	September 30,	September 30,	September 30,
	2015	2014	2015	2014
		Restated		Restated
	Unaudited	Unaudited	Unaudited	Unaudited
Adjusted EBITDA	128,554	124,110	63,453	71,410
Add:
Decrease in restructuring cost provision	1,088	—	450	—

Less:
Depreciation (1)	(33,809)	(28,409)	(17,239)	(14,753)
Amortization (2)	(27,557)	(21,880)	(14,573)	(10,611)
Impairment of property, plant and equipment	—	(649)	—	(649)
Impairment of product development costs capitalized	—	(456)	—	(456)
Share-based compensation costs	(3,438)	(4,284)	(1,862)	(1,264)
Net loss on sale of property, plant and equipment and intangible assets	(116)	(126)	(114)	(8)
Transaction costs arising from investigating strategic alternatives	(4,952)	—	(2,912)	—
Net litigation costs	—	(8,638)	—	(6,529)
Operating profit	59,770	59,668	27,203	37,140
Add: Finance income/(costs) - net	106,840	37,213	93,883	35,897
Less: Taxation	(55,814)	(31,874)	(41,361)	(24,089)
Profit for the period	110,796	65,007	79,725	48,948

(1) Includes depreciation of property, plant and equipment (including in-vehicle devices).

(2) Includes amortization of intangible assets (including product development costs and intangible assets identified as part of a business combination).

4. Reconciliation of Adjusted EBITDA to Profit for the Period (continued)
United States Dollar	Six months ended	Six months ended	Three months ended	Three months ended
Figures are in thousands unless otherwise stated	September 30,	September 30,	September 30,	September 30,
	2015	2014	2015	2014
		Restated		Restated
	Unaudited	Unaudited	Unaudited	Unaudited
Adjusted EBITDA	9,163	8,846	4,524	5,090
Add:
Decrease in restructuring cost provision	78	—	32	—

Less:
Depreciation (1)	(2,410)	(2,025)	(1,229)	(1,052)
Amortization (2)	(1,964)	(1,560)	(1,039)	(756)
Impairment of property, plant and equipment	—	(46)	—	(46)
Impairment of product development costs capitalized	—	(33)	—	(33)
Share-based compensation costs	(245)	(305)	(133)	(90)
Net loss on sale of property, plant and equipment and intangible assets	(8)	(9)	(8)	(1)
Transaction costs arising from investigating strategic alternatives	(354)	—	(208)	—
Net litigation costs	—	(614)	—	(465)
Operating profit	4,260	4,254	1,939	2,647
Add: Finance income/(costs) - net	7,616	2,652	6,692	2,559
Less: Taxation	(3,978)	(2,272)	(2,948)	(1,717)
Profit for the period	7,898	4,634	5,683	3,489

(1) Includes depreciation of property, plant and equipment (including in-vehicle devices).

(2) Includes amortization of intangible assets (including product development costs and intangible assets identified as part of a business combination).

5. Reconciliation of Adjusted EBITDA margin to Profit for the Period margin
	Six months ended	Six months ended	Three months ended	Three months ended
	September 30,	September 30,	September 30,	September 30,
	2015	2014	2015	2014
		Restated		Restated
	Unaudited	Unaudited	Unaudited	Unaudited

Adjusted EBITDA margin	18.3%	18.5%	17.7%	20.3%
Add:
Decrease in restructuring cost provision	0.1%	—	0.1%	—

Less:
Depreciation	(4.8%)	(4.2%)	(4.8%)	(4.2%)
Amortization	(3.9%)	(3.3%)	(4.1%)	(3.0%)
Impairment of property, plant and equipment	—	(0.1%)	—	(0.2%)
Impairment of product development costs capitalized	—	(0.1%)	—	(0.1%)
Share-based compensation costs	(0.5%)	(0.6%)	(0.5%)	(0.3%)
Net loss on sale of property, plant and equipment and intangible assets	(0.0%)	(0.0%)	(0.0%)	(0.0%)
Transaction costs arising from investigating strategic alternatives	(0.7%)	—	(0.8%)	—
Net litigation costs	—	(1.3%)	—	(1.9%)
Operating profit margin	8.5%	8.9%	7.6%	10.6%
Add: Finance income/(costs) - net	15.2%	5.6%	26.2%	10.2%
Less: Taxation	(7.9%)	(4.8%)	(11.5%)	(6.9%)
Profit for the period margin	15.8%	9.7%	22.3%	13.9%

6. Stated Capital

Stated capital reduced by R92.7 million ($6.6 million) as a result of the share repurchase program which commenced in September 2015 (note 8). The acquirer of the shares, MiX Telematics Investments Proprietary Limited ("MiX Investments"), is a wholly owned subsidiary of the Company.

7. Net Cash

Net cash is calculated as being net cash and cash equivalents, excluding restricted cash less interest bearing borrowings.

8. Share Repurchase Program

As of September 11, 2015, the MiX Telematics Board approved a share repurchase program under which the Group may repurchase up to 40,000,000 of its ordinary shares (up to 1,600,000 ADSs) through to March 15, 2016. The Group may repurchase its shares from time to time in its discretion through open market transactions and block trades, based on ongoing assessments of the capital needs of the Group, the market price of its securities and general market conditions. This share repurchase program may be discontinued at any time by the Board of Directors, and the Group has no obligation to repurchase any amount of its securities under the program. The repurchase program will be funded out of existing cash resources.

As of September 30, 2015 the following purchases had been made under the share repurchase program:

  973,954 ADSs (representing 24,348,850 ordinary shares) were purchased by MiX Investments on September 17, 2015 at a price of $5.85 per ADS. The ADSs were repurchased at a cost of R76.8 million ($5.5 million) including transaction costs of R0.5 million ($0.04 million).
  5,000,000 ordinary shares were purchased by MiX Investments on September 17, 2015 at a price of R3.15 per share. The shares were repurchased for R15.9 million ($1.1 million) including transaction costs of R0.1 million ($0.01 million).

As of September 30, 2015 there are 10,651,150 ordinary shares (up to 426,046 ADSs) remaining for repurchase under the share repurchase program.

9. Dividends Paid

On August 26, 2015 the Board declared the following dividends, which were both paid on September 21, 2015:

  In respect of the 2015 fiscal year which ended on March 31, 2015, a final dividend of R63.4 million or $4.5 million which equated to 8 South African cents or 0.6 U.S. cents per ordinary share.
  In respect of the first quarter of fiscal year 2016 which ended on June 30, 2015, a dividend of R15.9 million or $1.1 million which equated to 2 South African cents or 0.1 U.S. cents per ordinary share.

10. Contingent Liabilities

Service agreement

In terms of an amended network services agreement with Mobile Telephone Networks Proprietary Limited (“MTN”), MTN is entitled to claw back payments from MiX Telematics Africa Proprietary Limited in the event of early cancellation of the agreement or certain base connections not being maintained over the term of the agreement. No connection incentives will be received in terms of the amended network services agreement. The maximum potential liability under the arrangement is R47.6 million or $3.4 million (September 2014: R54.6 million or $3.9 million). No loss is considered probable under this arrangement.

11. Taxation

MiX Telematics International Proprietary Limited ("MiX International"), a subsidiary of the Group, historically claimed a 150% allowance for research and development spend in terms of section 11D ("S11D") of the South African Income Tax Act of 1962 ("the Act"). As of October 1, 2012, the legislation relating to the allowance was amended. The amendment requires pre-approval of development project expenditure on a project specific basis by the South African Department of Science and Technology ("DST") in order to claim a deduction of the additional 50% over and above the expenditure incurred (150% allowance). Since the amendments to S11D of the Act, MiX International had been claiming the 150% deduction resulting in a recognized tax benefit of R8.5 million ($0.6 million). MiX International has complied with the amended legislation by submitting all required documentation to the DST in a timely manner, commencing in October 2012.

In June 2014, correspondence was received from the DST indicating that the research and development expenditure on certain projects for which the 150% allowance was claimed did not, in the DST’s opinion, constitute qualifying expenditure in terms of the Act. MiX International continues, through due legal process, to formally seek a review of the DST’s decision not to approve the expenditure. This process is unresolved. Consequently, at September 30, 2015, MiX International has an uncertain tax position relating to S11D deductions. MiX International has paid the R8.5 million ($0.6 million) related to the S11D deductions to the South African Revenue Service. The Group has considered this uncertain tax position and recognized a tax asset of R8.5 million ($0.6 million) at September 30, 2015. If the Group is unsuccessful in obtaining DST approval in this specific matter, the Group will not recover the tax asset and will incur an additional taxation expense of up to R8.5 million ($0.6 million) relating to the additional 50% claimed.

12. Contingent Consideration Paid

On November 1, 2014, the Group acquired the operating business of Compass Fleet Management Proprietary Limited (“Compass”), a South Africa based provider of specialized fleet management solutions in Southern Africa that are delivered off the Group’s hardware and software platform. During May 2015, R18.0 million ($1.3 million) previously held in trust and disclosed within restricted cash was paid to the former owners of Compass. The consideration was paid after it was determined that the agreed revenue and profit targets for the period November 1, 2014 to March 31, 2015 had been achieved.

13. Other Operating and Financial Data
South African Rand	Six months ended	Six months ended	Three months ended	Three months ended
Figures are in thousands except for subscribers	September 30,	September 30,	September 30,	September 30,
	2015	2014	2015	2014
	Unaudited	Unaudited	Unaudited	Unaudited

Subscription revenue	556,668	478,382	284,878	241,769
Adjusted EBITDA (comparative periods restated)	128,554	124,110	63,453	71,410
Cash and cash equivalents	934,529	904,620	934,529	904,620
Net cash	884,088	844,500	884,088	844,500
Capital expenditure incurred	105,952	63,544	68,867	35,347
Subscribers	541,346	479,318	541,346	479,318

United States Dollar

Subscription revenue	39,682	34,101	20,308	17,234
Adjusted EBITDA (comparative periods restated)	9,163	8,846	4,524	5,090
Cash and cash equivalents	66,618	64,486	66,618	64,486
Net cash	63,022	60,200	63,022	60,200
Capital expenditure incurred	7,553	4,530	4,909	2,520
Subscribers	541,346	479,318	541,346	479,318

Exchange Rates
The following major rates of exchange were used:
South African Rand: United States Dollar
-closing	14.03	11.24	14.03	11.24
-average	12.53	10.65	12.98	10.76
South African Rand: British Pound
-closing	21.27	18.29	21.27	18.29
-average	19.31	17.85	20.11	17.97

14. Fair Value of Financial Assets and Liabilities Measured at Amortized Cost

The fair values of trade and other receivables, trade payables, accruals, borrowings and other payables approximate their book values as the impact of discounting is not considered material due to the short-term nature of both the receivables and payables.

15. Subsequent Events

The directors are not aware of any matter material or otherwise arising since September 30, 2015 and up to the date of this report, not otherwise dealt with herein.

16. Dividend Declared

On November 5, 2015 the board has declared that in respect of the second quarter of fiscal year 2016 which ended on September 30, 2015 a dividend of 2 South African cents (0.1 U.S. cents) per ordinary share to be paid on November 30, 2015.

The details with respect to the dividends declared for ordinary shareholders are as follows:
Last day to trade cum dividend	Friday, November 20, 2015
Securities trade ex dividend	Monday, November 23, 2015
Record date	Friday, November 27, 2015
Payment date	Monday, November 30, 2015

Share certificates may not be dematerialized or rematerialized between Monday, November 23, 2015 and Friday, November 27, 2015, both days inclusive.

Shareholders are advised of the following additional information:

  the dividend has been declared out of income reserves;
  the local dividends tax rate is 15%;
  there are no Secondary Tax on Companies credits utilized against the dividend;
  the gross local dividend amounts to 2 South African cents per ordinary share;
  the net local dividend amount is 1.7 South African cents per ordinary share for shareholders liable to pay dividends tax;
  the issued ordinary share capital of MiX Telematics is 793,575,000 ordinary shares of no par value; and
  the Company’s tax reference number is 9155/661/84/7.
The details with respect to the dividends declared for holders of our ADSs are as follows:
Ex dividend on New York Stock Exchange (NYSE)	Monday, November 23, 2015
Record date	Friday, November 27, 2015
Approximate date of currency conversion	Monday, November 30, 2015
Approximate dividend payment date	Monday, November 30, 2015

17. Changes to the Board

With effect from November 3, 2015, Mohammed Akoojee resigned as an alternate non-executive director to Mark Lamberti and George Nakos has been appointed as an alternate non-executive director to Mark Lamberti.

For and on behalf of the board:

SR Bruyns	SB Joselowitz
Midrand
November 3, 2015
For more information please visit our website at: www.mixtelematics.com

MiX Telematics Limited
(Incorporated in the Republic of South Africa)
(Registration number 1995/013858/06)
JSE share code: MIX NYSE code: MIXT ISIN: ZAE000125316
(“MiX Telematics” or “the Company” or “the Group”)

Registered office
Matrix Corner, Howick Close, Waterfall Park, Midrand

Directors
SR Bruyns* (Chairman), SB Joselowitz (CEO), EN Banda*, CH Ewing*, RA Frew*, MJ Lamberti* (Alternate G Nakos), ML Pydigadu (CFO), CWR Tasker (COO), AR Welton*
* Non-executive

Company secretary
Java Capital Trustees and Sponsors Proprietary Limited

Auditors
PricewaterhouseCoopers Inc.

Sponsor
Java Capital

November 5, 2015

CONTACT:
Investor:
ICR for MiX Telematics
Sheila Ennis, 1-855-564-9835
ir@mixtelematics.com